ECO2 Plastics, Inc.
P.O. Box 760
Riverbank, California 95367

September 14, 2009

Mr. John Cash, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-4631

Re:           ECO2 Plastics, Inc.
Form 10-K/A for fiscal year ended December 31, 2008 (the “Form 10-K/A”)
File No. 033-31067

Dear Mr. Cash:

This letter is being furnished as a response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) as set forth in your letter dated August 28, 2009 (the “Comment Letter”), with respect to the Form 10-K/A.

Item 9A. Controls and Procedures

1. We note that your CEO and CFO concluded that your disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosure by you in the reports that you file or submit under the Exchange Act.  Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedure are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(e).  Alternatively, you may revise future filings to simply state that your disclosure controls and procedures are effective or ineffective without providing the definitions.

Response:  We confirm, and will revise future filings to clarify, that our officers have concluded that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

2.  Additionally, we note that your officers have determined that your disclosure controls and procedures were effective while your assessment of internal control over financial reporting identified material weaknesses.  Please help us understand how you were able to determine your disclosure controls and procedures were effective given the material weaknesses identified.

Response:  Our new Chief Financial Officer started in mid-December 2008, and the Company moved its financial operations to its plant facility in Riverbank, California.  This move provided for the Plant Controller to perform additional Corporate Controller processes and procedures.  As a supplement to our normal closing processes, to address the material weaknesses, we performed additional analysis and other post-closing procedures, especially with respect to segregation of duties weaknesses, in an effort to ensure our disclosure control and procedures were effective.  Based on the results of our normal closing processes and additional procedures performed, which did not uncover information, events or transactions that were not appropriately accounted for and disclosed, we determined that our disclosure controls and procedures were effective.

3.  In future filings include management’s assessment of the effectiveness of your internal control over financial reporting for only the end of the most recent fiscal year end as required by Item 308(a)(3) of Regulation S-K.

Response:  We agree and future filing disclosures will be for the end of the most recent fiscal year.

Exhibits 31.1 and 31.2

4.   We note your reference to being a “small business issuer” and we note that your exhibit 31.2 only includes two paragraphs under number four.  Please amend your filing to include certifications that are appropriately worded in accordance with Item 601(31) or Regulation S-K.

Response:  The Form 10-K/A has been amended to correct Exhibit 31.2, as well as to update dates for the signature page and Exhibits 23.1, 31.1, 32.1 and 32.2.

In accordance with the Comment Letter request we acknowledge that:

• We are responsible for the adequacy and accuracy of the disclosure in our filings under the Securities Exchange Act of 1934;
• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe we have fully responded to the comments of the Staff. If the Staff has any further questions or comments, we would welcome the opportunity to speak with the Staff in advance of any written response from the Staff. Please feel free to call me at (415) 829-6000.

Sincerely,

/s/ Raymond M. Salomon
Raymond M. Salomon
Chief Financial Officer

cc:           Mindy Hooker, Division of Corporation Finance, Staff Accountant
            Michele Rasmussen, of the firm Otto Law Group